PERMEX PETROLEUM CORPORATION

100 Crescent Court, Suite 700

Dallas, Texas, 75201

August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Lily Dang
Joseph Klinko
John Hodgin
Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 15, 2022
File No. 333-265883

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Permex Petroleum Corporation, a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended on the date hereof (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Oil and Gas Properties

Conversion of Undeveloped Acreage, page 9

1. We have read the revisions you made in response to prior comment 3 in which we advised of the need to discuss changes in the net quantities of your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K. However, we are unable to locate any discussion of the individual factors resulting in the 3,853 MBoe increase in your proved undeveloped reserves during fiscal 2021. We reissue prior comment 3.

RESPONSE:	The Registration Statement has been revised to include a more detailed discussion of the individual factors resulting in the increase in the Company’s proved undeveloped reserves during fiscal 2021.

2. We understand from your response to prior comment 5 that 1,735 MBbl and 678 Mcf of proved undeveloped reserves at September 30, 2021 are not part of an adopted development plan and budget having these reserves scheduled for conversion to developed status within five years of your initial disclosure.

The reasons that you identify for the extended period for conversion in your discussion on page 9 (e.g. the high number of wells to be drilled each year, the increase in undeveloped acreage during 2021, having limited resources, limited availability of rigs and equipment for drilling, and possible changes in commodity prices), do not include circumstances that would support the reserve characterization when the period required for conversion is longer than five years.

Please refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules if you require further clarification or guidance. We believe that you will need to revise your estimates to exclude such quantities to comply with Rule 4-10(a)(31)(ii) of Regulation S-X.

RESPONSE:	The Registration Statement has been revised to exclude such quantities to comply with Rule 4-10(a)(31)(ii) of Regulation S-X.

3. We note that Exhibit 99.1 includes a schedule of future net investments related to probable reserves (Table 9 on page 27), showing that you would require $10.0 million and $35.0 million in 2021 and 2022, respectively, and $260.0 million overall, to develop the quantities that you have designated as probable reserves. There is also a schedule of future net investments related to proved reserves (Table 5 on page 15), showing that you would require an additional $1.4 million and $10.8 million in 2021 and 2022, respectively, and $116.9 million overall, to develop the quantities that you have designated as proved reserves.

Please note that the definition of reserves in Rule 4-10(a)(26) of Regulation S-X states that there must exist, or there must be a reasonable expectation that there will exist, the financing required to implement the project. As this criteria relates to reserves of any category, if you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled investments, you will need to revise your reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied.

RESPONSE:	The Registration Statement has been revised to revise the Company’s reserve estimates to exclude quantities associated with development for which the financing criteria is not satisfied.

Note that the Company currently estimates that the total cost to develop the Company’s proved undeveloped reserves of 5,612.0 MBbl of oil and 2,606.4 Mcf of natural gas as of September 30, 2021is $67,940,950.The Company expects to finance these capital costs over the next three years through the following sources:

●	$6.0 million from cash on hand;
●	$20.0 million from a line of credit the Company reasonably expects to enter prior to the end of December 2022;
●	$18.0 million from one more equity financings the Company reasonably expects to complete; and
●	$29.9 million in aggregate net revenues generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells over the next three years. This estimated revenue is based on the Company having a total of 35 wells containing proved undeveloped reserves of which the Company expects to produce an aggregate of 900 barrels per day and selling such oil at an estimated average West Texas Intermediate (“WTI”) price of $65 per barrel, which when assuming a 350 day annual production schedule, a 81% net revenue interest (“NRI”) and operational expenses equal to 40% of the product of WTI multiplied by the NRI, results in annual net revenues of $9.95 million.

Further note that the Company currently estimates that the total cost to develop the Company’s probable undeveloped reserves of 7,346.7 MBbl of oil and 10,245.8 Mcf of natural gas as of September 30, 2021 is $102,884,900. The Company expects to finance these capital costs over the next five years through the following sources:

●	$30.0 million from joint ventures and partnerships such as farm-in agreements and/or direct participation programs;
●	$30.0 million from one more additional equity financings;
●	$13.0 million from the issuance of debt or the entrance into additional lines of credit; and
●	$64.5 million in aggregate net revenues generated from estimated revenues from sales of oil and natural gas produced at the Company’s wells minus estimated net revenues expected to be applied to the development of the Company’s proved undeveloped reserves discussed above ($23.9 million). This estimated revenue is based on the Company having a total of 76 wells (35 wells containing proved undeveloped reserves and 41 wells containing probable undeveloped reserves) of which the Company expects to produce an aggregate of 1600 barrels per days and selling such oil at an average WTI price of $65 per barrel, which when assuming a 350 day annual production schedule, a 81% NRI and operational expenses equal to 40% of the product of WTI multiplied by the NRI, results in annual net revenues of $17.69 million and aggregate revenues of $88,452,000 over a five year period.

Part II Item 16. Exhibits and Financial Statement Schedules

Exhibit Number 99.1 and 99.2, page 77

4. We note that certain figures presented for future revenues and operating income (BFIT) in the summaries on page 1 of the reserve reports filed as Exhibits 99.1 and 99.2 do not sum accurately down and/or across. For example, the amount of 245,609.4 is shown as the total operating income (BFIT) associated with the estimates of proved reserves in both reports, though is not an accurate summation of the other amounts on the line for the subcategories of developed-producing, non-producing, and undeveloped.

Please obtain and file revised reports having these and any similar errors elsewhere in the reports corrected. Please ensure that the figures presented in the reserve reports are correct and consistent with the corresponding figures disclosed in your Registration Statement.

RESPONSE:	Copies of the revised Exhibit 99.1 and 99.2 have been filed with the Registration Statement to address this comment.

Notes to the Consolidated Financial Statements

14. Supplemental Information on Oil and Gas Operations (Unaudited)

Proved Reserves, page F-23

5. We note that you report net oil production of 2,128 barrels on page F-24, in the reconciliation of total proved reserves for the year ended September 30, 2021, while reporting net oil production of 947 barrels for this period on pages 9, 30 and 38. Please revise your disclosures as necessary to resolve this inconsistency.

RESPONSE:	The disclosure on Page F-24 of the Registration Statement has been revised to indicate that the net oil production is 947 barrels.

6. We note your reserves reconciliation indicates there were significant changes in total proved reserves that occurred during fiscal 2020 relating to revisions of the previous estimates and the sale of reserves and significant changes in fiscal 2021 relating to the purchase and the sale of reserves. Please expand your disclosure to include a discussion of the significant changes that occurred in the net quantities of your proved reserves to comply with FASB ASC 932-235-50-5.

Your discussion should clearly identify the source of each change (e.g. revisions, improved recovery, extensions and discoveries, sales and acquisitions), and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each significant factor so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in previous estimates of your proved reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

RESPONSE:	The Registration Statement has been revised to include a discussion of the significant changes that occurred in the net quantities of the Company’s proved reserves in compliance with FASB ASC 932-235-50-5.

Sincerely,

Permex Petroleum Corporation

/s/ Mehran Ehsan
By:	Mehran Ehsan
Title:	Chief Executive Officer